UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810, 333-211512, 333-213412, 333-214843, 333-216883, 333-228576, 333-254101, 331-261550) and Form F-3 (Registration Numbers 333-209336, 333-211511, 333-216882, 333-223134, 333-225284 and 333-256571) of Ascendis Pharma A/S (“Ascendis” or the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Annual General Meeting Results

On May 30, 2022, Ascendis held its Annual General Meeting. 51,624,468 ordinary shares of Ascendis (which includes 50,216,396 ordinary shares represented by American Depositary Shares), representing in total 90.63% of the ordinary shares outstanding as of the date of the Annual General Meeting, were voted at the meeting. The final results of each of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 1: Election of Chairman of the Meeting

Ascendis shareholders elected Lars Lüthjohan Jensen as chairman of the meeting.

Shareholders holding 51,618,599 ordinary shares voted in favor of the proposal.

Shareholders holding 1,345 ordinary shares voted against the proposal and shareholders holding 4,524 ordinary shares abstained from voting.

Agenda Item 3: Presentation of Audited Annual Report with Auditor’s Statement for Approval and Discharge of the Board of Directors and Management

Ascendis shareholders adopted the audited annual report and resolved to discharge the Board of Directors (the “Board”) of the Company and management from liability.

Shareholders holding 51,448,812 ordinary shares voted in favor of the proposal.

Shareholders holding 165,466 ordinary shares voted against the proposal and shareholders holding 10,190 ordinary shares abstained from voting.

Agenda Item 4: Resolution on Application of Profits or Covering of Losses as per the Adopted Annual Report

Ascendis shareholders resolved that the consolidated loss for the year ended December 31, 2021 of EUR 383.6 million be carried forward to the year ending December 31, 2022 through recognition in accumulated deficit.

Shareholders holding 51,618,009 ordinary shares voted in favor of the proposal.

Shareholders holding 1,256 ordinary shares voted against the proposal and shareholders holding 5,203 ordinary shares abstained from voting.

Agenda Item 5: Election of Board Members

Ascendis shareholders elected Albert Cha, Rafaèle Tordjman and Lars Holtug as Class II directors, with the term for each such Board member to expire at the Annual General Meeting of the Company to be held in 2024.

Shareholders holding 50,928,919 ordinary shares voted in favor of Albert Cha. Shareholders holding 695,549 ordinary shares abstained from voting.

Shareholders holding 51,602,315 ordinary shares voted in favor of Rafaèle Tordjman. Shareholders holding 22,153 ordinary shares abstained from voting.

Shareholders holding 51,467,934 ordinary shares voted in favor of Lars Holtug. Shareholders holding 156,534 ordinary shares abstained from voting.

Agenda Item 6: Election of State-authorized Public Auditor

Ascendis shareholders re-elected Deloitte Statsautoriseret Revisionspartnerselskab as the Company’s auditor.

Shareholders holding 51,365,620 ordinary shares have voted in favor of the proposal.

Shareholders holding 258,848 ordinary shares abstained from voting.

Agenda Item 7: Proposals from the Board and/or Shareholders

7a – proposal from the Board of Directors

Ascendis shareholders adopted the proposal of the Board to amend the Articles of Association by renewing the authorization to the Board to obtain loan against issuance of convertible bonds which gives the right to subscribe new shares in the Company.

The Board specifically proposed that the following wording be inserted as a new section 4e in the Articles of Association replacing the existing section 4e in its entirety:

“§ 4e During the period ending 29 May 2027, the company may at one or more times by resolution of the board of directors obtain loans against issuance of convertible bonds which gives the right to subscribe for shares in the company. The company’s existing shareholders shall not have pre-emption rights and the convertible bonds shall be offered at a subscription price and a conversion price that correspond in aggregate to at least the market price of the shares at the time of the decision of the board of directors. The loans shall be paid in cash. The terms and conditions for the convertible bonds shall be determined by the board of directors.

As a consequence of the conversion of the convertible bonds, the board of directors is authorized during the period until 29 May 2027 to increase the share capital by a nominal value of up to DKK 9,000,000 at one or more times by resolution of the board of directors by conversion of the convertible bonds and on such other terms as the board of directors may determine. The company’s existing shareholders shall not have pre-emption rights to subscribe for shares issued by conversion of the convertible bonds. The board of directors is authorized to cause such shares to be deposited with a depositary bank and the simultaneous issuance of American Depositary Shares.

The new shares issued based on convertible bonds shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company’s register of shareholders. The new shares shall not have any restrictions as to their transferability and no shareholder shall be obliged to have the shares redeemed fully or partly. The shares shall be with the same rights as the existing share capital. The new shares shall give rights to dividends and other rights in the company from the time which are determined by the board of directors in connection with the decision to increase the share capital.”

Shareholders holding 42,144,185 ordinary shares voted in favor of amending the Articles of Association § 4e.

Shareholders holding 9,477,314 ordinary shares voted against the proposal and shareholders holding 2,969 ordinary shares abstained from voting.

7b – proposal from the Board of Directors

Ascendis shareholders adopted the proposal of the Board to amend the Articles of Association by renewing the authorization to the Board to issue warrants.

The Board specifically proposed that the following wording be inserted as a new section 4f in the Articles of Association replacing the existing section 4f in its entirety:

“The board of directors is authorized, in accordance with the Danish Companies Act, Section 169, cf. Section 155, Subsection 2, during the period until 29 May 2027 on one or more occasions to issue warrants to members of the executive management and employees, advisors and consultants of the company or its subsidiary, entitling the holder to subscribe shares for a total of up to nominal value of DKK 1,000,000 without pre-emptive rights for the company’s shareholders. The exercise price for the warrants shall be determined by the board of directors in consultation with the company’s advisors and shall at least be equal to the market price of the shares at the time of issuance. The board of directors shall determine the terms for the warrants issued and the distribution hereof. Warrants cannot be issued to members of the board of directors pursuant to this authorization.

At the same time, the board of directors is authorized in the period until 29 May 2027, on one or more occasions to increase the company’s share capital by up to a total nominal value of DKK 1,000,000 without pre-emptive rights for the existing shareholders by cash payment in order to implement the capital increase related to exercise of the warrants. In accordance with this clause the board of directors may increase the share capital with a minimum nominal value of DKK 1 and a maximum nominal value of DKK 1,000,000. The board of directors is authorized to cause such shares to be deposited with a depositary bank and the simultaneous issuance of American Depositary Shares.

The new shares issued based on exercise of warrants shall be non-negotiable instruments issued in the name of the holder and registered in the name of the holder in the company’s register of shareholders. The new shares shall not have any restrictions as to their transferability and no shareholder shall be obliged to have the shares redeemed fully or partly. The shares shall be with the same rights as the existing share capital. The new shares shall give rights to dividends and other rights in the Company from the time which is determined by the board of directors in connection with the decision to increase the share capital.”

Shareholders holding 43,769,673 ordinary shares voted in favor of amending the Articles of Association § 4f.

Shareholders holding 7,848,626 ordinary shares voted against the proposal and shareholders holding 6,169 ordinary shares abstained from voting.

Exhibits

Exhibit No.	Description

1.1	Articles of Association.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: June 2, 2022	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Senior Vice President, Chief Legal Officer